UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

NatWest Group plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G76891111

(CUSIP Number)

Peter King

1 Horse Guards Road

London

SW1A 2HQ

(+44) 20 7270 5666

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2021

(Date of Event Which Requires Filing of this Statement)

HM Treasury;

UK Government Investments Ltd

Names of Reporting Persons

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Explanatory note : In lieu of providing the information called for by Schedule 13D, Her Majesty's Treasury is furnishing a copy of “TR-1: Notification of Major Interest in Shares”, which is the standard form for any notification required to be delivered under the UK Disclosure Guidance and Transparency Rules to (among others) an issuer whose shares are admitted to trading on a UK regulated market (and to the UK Financial Conduct Authority) following the acquisition or disposal of certain interests in the shares or voting rights in such issuer. This modified Schedule 13D is filed pursuant to no-action relief granted by the Staff of the Securities and Exchange Commission in a no-action letter dated December 10, 2008.

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)[i]

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:	NatWest Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights	X
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name	The Commissioners of Her Majesty’s Treasury
City and country of registered office (if applicable)	London, England
4. Full name of shareholder(s) (if different from 3.)[v]
Name	The Solicitor for the Affairs of Her Majesty’s Treasury
City and country of registered office (if applicable)	London, England
5. Date on which the threshold was crossed or reachedvi:	23 March 2021
6. Date on which issuer notified (DD/MM/YYYY):	24 March 2021
7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	59.76% (which is an increase from the previous notification due to 590,730,325 Ordinary Shares of £1 each being cancelled / held in treasury by NatWest Group plc on 23 March 2021 following settlement of the off-market purchase of such Ordinary Shares on 19 March 2021)		59.76% (which is an increase from the previous notification due to 590,730,325 Ordinary Shares of £1 each being cancelled / held in treasury by NatWest Group plc on 23 March 2021 following settlement of the off-market purchase of such Ordinary Shares on 19 March 2021)	46,306,941,708
Position of previous notification (if applicable)	56.86%		56.86%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares

Class/type of shares ISIN code (if possible)	Number of voting rightsix		% of voting rights
	Direct	Indirect	Direct	Indirect
	(Art 9 of Directive	(Art 10 of Directive	(Art 9 of Directive	(Art 10 of Directive
	2004/109/EC) (DTR5.1)	2004/109/EC)	2004/109/EC) (DTR5.1)	2004/109/EC)
		(DTR5.2.1)		(DTR5.2.1)
Ordinary Shares of £1 each GB00B7T77214	27,675,012,776	59.76%

(which is an increase from the previous notification due to 590,730,325 Ordinary Shares of £1 each being cancelled / held in treasury by NatWest Group plc on 23 March 2021 following settlement of the off-market purchase of such Ordinary Shares on 19 March 2021)

SUBTOTAL 8. A	27,675,012,776

59.76%

(which is an increase from the previous notification due to 590,730,325 Ordinary Shares of £1 each being cancelled / held in treasury by NatWest Group plc on 23 March 2021 following settlement of the off-market purchase of such Ordinary Shares on 19 March 2021)

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))

Type of financial instrument	Expiration date[x]	Exercise/ Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

SUBTOTAL 8.B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))

Type of financial instrument	Expiration date[x]	Exercise/ Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")

Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii
Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)	X

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

UK Government Investments Limited, a company wholly-owned by Her Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with Her Majesty's Treasury).

The Solicitor for the Affairs of Her Majesty's Treasury is acting as nominee for Her Majesty's Treasury.

The Commissioners of Her Majesty's Treasury	59.76%	59.76%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi

The Solicitor for the Affairs of Her Majesty's Treasury is acting as nominee for Her Majesty's Treasury.

The percentage of voting rights held, as shown on this form (59.76%), represents voting rights held in NatWest Group plc (NWG) following the settlement on 23 March 2021 of NWG’s off-market purchase of 590,730,325 ordinary shares of £1 each (“Ordinary Shares”) from Her Majesty’s Treasury on 19 March 2021. On 23 March 2021, NWG cancelled 390,730,325 of the purchased Ordinary Shares (and holds the remaining 200,000,000 Ordinary Shares in treasury) which has resulted in the percentage of voting rights held by Her Majesty’s Treasury in NWG to increase to 59.76% (from 56.86% on 19 March 2021).

Place of completion	London, England
Date of completion	24 March 2021

   Legal Entity Identifier: 2138005O9XJIJN4JPN90

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2021

Her Majesty’s Treasury, a department of Her Majesty’s Government of the United Kingdom of Great Britain and Northern Ireland

By:	/s/ Jonathan Edwards
	Name:	Jonathan Edwards
	Title:	Deputy Director, Banking Assets and Resolution Strategy

UK Government Investments Ltd

By:	/s/ Robert Razzell
	Name:	Robert Razzell
	Title:	Chief Financial Officer, UKGI